Exhibit 1.7

80 YEARS

Better Together

Our proposal is in the best interests of Husky and MEG shareholders, employees and stakeholders.

Immediate 44 percent premium for MEG shareholders, participation in Husky's dividend and a stronger balance sheet enabling more free cash flow.

The benefits of this transaction for MEG shareholders include:

Immediate 44% premium
to the 10-day volume-weighted average MEG share price as of Friday, September 28, 2018

Stronger balance sheet

Increased stability of funds from operations

$200 million per year of near-term, realizable synergies

Opportunity to participate in Husky's current 2.2 percent dividend yield



The Offer is open for acceptance until 5:00 p.m. (Toronto time) on January 16, 2019. If you have any questions or require assistance tendering your shares, please contact D.F. King, North America toll free at 1-800-761-6707 or 1-212-771-1133 outside of North America (collect calls accepted), or via email inquiries@dfking.com

www.huskyenergy.ca/bettertogether

Husky Energy

Shareholders in the United States should read the "Notice to Shareholders in the United States" on page viii of this Offer to Purchase and Circular.